UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NEUROMETRIX, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

641255104

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641255 10 4

1.	Names of Reporting Persons Shai N. Gozani, M.D., Ph.D.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 860,338

	6.	Shared Voting Power —0—

	7.	Sole Dispositive Power 860,338

	8.	Shared Dispositive Power —0—

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 860,338

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 6.03%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 641255 10 4

Item 1(a).	Name of Issuer:
NeuroMetrix, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices:
62 Fourth Avenue, Waltham, MA 02451

Item 2(a).	Name of Person Filing:
Shai N. Gozani, M.D., Ph.D.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
Shai N. Gozani, M.D., Ph.D. c/o NeuroMetrix, Inc. 62 Fourth Avenue Waltham, MA 02451
Item 2(c).	Citizenship:
United States
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.0001 per share
Item 2(e).	CUSIP Number:
641255104

Item 3.	Not applicable.

CUSIP No. 641255 10 4

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 860,338 shares of Common Stock
(b) Percent of class: 6.03%
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 860,338
(ii) Shared power to vote or to direct the vote: —0—
(iii) Sole power to dispose or to direct the disposition of: 860,338
(iv) Shared power to dispose or to direct the disposition of: —0—

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

CUSIP No. 641255 10 4

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2009
Date
/s/ Shai N. Gozani, M.D., Ph.D.
Signature
Shai N. Gozani, M.D., Ph.D.
Name/Title